Exhibit 99.3

Annual General Meeting of Achilles Therapeutics plc Date: June 25, 2024 See Voting Instruction On Reverse Side. Please make your marks like this: ‰’ Use pen only Annual General Meeting of Achilles Therapeutics plc to be Held on June 25, 2024 for Holders as of May 17, 2024 The Board of Directors recommend a vote for the approval of Resolutions 1 to 10 ORDINARY RESOLUTION Resolution 1 Re-election of Edwin Moses Non-Executive Director Resolution 2 Re-election of Iraj Ali Executive Director For Against Abstain   INTERNET www.proxypush.com/achl • Use internet to log in. • View Meeting Documents. • Follow online instructions to cast your vote. OR MAIL TELEPHONE 1-866-649-0694 • Use any touch-tone telephone. • Have your ADS Voting Card at hand. • Follow the simple recorded instructions. Resolution 3 Re-election of Carsten Boess Non-Executive Director Resolution 4 Re-election of Bernhard Ehmer Non-Executive Director Resolution 5 Re-election of Michael Giordano Non-Executive Director Resolution 6 Re-election of Julie O’Neill Non-Executive Director Resolution 7 Re-appointment of KPMG LLP as statutory auditor to serve until the next AGM of the Company Resolution 8 Authorisation for the Audit Committee to determine the auditors’ remuneration for fiscal year 2024 Resolution 9 Receipt of 2023 UK statutory annual accounts and reports Resolution 10 Non-binding, advisory approval of the 2023 UK statutory directors’ remuneration report • Mark, sign and date your Voting Card. • Detach your Voting Card. OR • Return your Voting Card in the postage-paid envelope provided. All votes must be received by 5:00 p.m. (Eastern Time) on June 19, 2024 PROXY TABULATOR FOR ACHILLES THERAPEUTICS PLC P.O. BOX 8016 CARY, NC 27512-9903 9634423-81666643661-13220EVENT # CLIENT # Authorized Signatures—This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above Copyright © 2024 Mediant Communications Inc. All Rights Reserved

Achilles Therapeutics plc Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. (Eastern Time) on June 19, 2024) The undersigned Holder of American Depositary Receipts (“ADRs”) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such ADRs of Achilles Therapeutics plc (the “Company”) registered in the name of the undersigned on the books of the Depositary as of 17:00 Eastern time on May 17, 2024 at the Company’s Annual General Meeting to be held on Tuesday, June 25, 2024 at 14:00 UK time (09:00 Eastern time), on the matters specified on the reverse side. NOTE: 1. Instructions as to voting on specified resolutions should be indicated by placing an “X” in the appropriate box. 2. Pursuant to Section 4.7 of the Deposit Agreement, the Depositary shall not vote or attempt to exercise the right to vote that attached to the deposited Shares other than in accordance with instructions given by Owners and received by the Depositary or as provided in the following sentence. If the Depositary has received from the Company by June 19, 2024 a written confirmation that, as of the June 19, 2024, (x) the Company wishes a proxy to be given under this sentence, (y) the Company reasonably does not know of any substantial opposition to the matters and (z) the matters are not materially adverse to the interests of shareholders. (Continued and to be marked, dated and signed, on the other side)